Exhibit 1.2

WK-232639

Certificate of Incorporation on Change of Name

I DO HEREBY CERTIFY that SearchMedia Holdings Limited

having by Special resolution dated 14th day of December Two Thousand Twelve changed its name, is now incorporated under name of

Tiger Media, Inc.

Given under my hand and Seal at George Town in the Island of Grand Cayman this 14th day of December Two Thousand Twelve

An Authorised Officer,

Registry of Companies,

Cayman Islands.

REGISTRAR OF COMPANIES

EXEMPTED

CAYMAN ISLANDS